

Mail Stop 3561

March 13, 2007

Mr. Douglas Roth
Chief Financial Officer
Aceto Corporation
One Hollow Lane
Lake Success, NY 11042

   RE: Aceto Corporation
     Form 10-K for Fiscal Year Ended June 30, 2006
     Filed November 9, 2006
     Form 10-Q for Fiscal Quarter Ended December 31, 2006
     Filed February 8, 2007
     File No. 0-04217

Dear Mr. Roth:

   We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

1. Please expand your discussion and analysis to:

- include economic and industry-wide factors relevant to your operations;
- provide more insight into material opportunities, challenges and risks on which management is most focused for both the short and long term;
- provide greater insight into the quality and variability of information regarding financial condition and operating performance;
- discuss and analyze known trends that cause reported financial information not to be necessarily indicative of future operating performance or future financial condition;
- provide a more informative analysis of the underlying reasons and implications of significant changes in financial condition and operating results between periods and to provide insight to readers to see the business through the eyes of management.

Refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, available on our web site at www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 22

2.   To enhance a readers understanding of changes in your financial condition, please provide a discussion and analysis of cash flows for all periods presented in your financial statements. In doing so, please include a discussion of the underlying reasons for significant changes in operating, investing and financing cash flows as depicted in the statement of cash flows for the years presented. For example, in your discussion of operating cash flows, you should discuss the reasons for significant changes in working capital items between the years presented. Refer to SEC Release No. 33-8350 and Item 303(a)(1) of Regulation S-K.

Item 9A. Controls and Procedures, page 25

3.   We note your statement under "Limitations of Internal Control over Financial Reporting" that management does not expect that your disclosure controls and procedures and your internal controls will prevent all error and all fraud and that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Please revise your conclusion regarding the effectiveness of your disclosure controls and procedures to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance with respect to your disclosure controls and procedures. Please also confirm to us that your disclosure controls and procedures are effective at the reasonable assurance level based on your evaluation as of the end of period as well as of the end of the quarterly periods

reflected in subsequently filed Forms 10-Q. Please refer to Section II.F.4 of
Management's Reports on Internal Control Over Financial Reporting and
Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.
33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Consolidated Financial Statements, page 32

Consolidated Statements of Income, page 33

4.   We note from your disclosure on page 17 regarding gross profit of your
        agrochemicals segment that you derive revenue from royalty payments. Please
        separately state net sales and related costs and expenses from tangible products
        and other classes of revenues identified in paragraph 1(a) of Rule 5-03(b) of
        Regulation S-X that exceed 10 percent of total revenues. Each class which is not
        more than 10 percent of total revenues may be combined with other classes of not
        more than 10 percent of total revenues. Please refer to Rule 5-03(b) of Regulation
        S-X.

Note (3) Sale of Institutional Sanitary Supplies Segment, page 42

5.   Please tell us the nature of the asset impairment charges disclosed in the first
        paragraph and in the table of operating results of discontinued operations and the
        facts and circumstances leading to the impairments. Please also tell us the method
        or methods for determining fair value of the impaired assets. In addition, please
        revise your disclosures to include the requested information as required by
        paragraph 47 of SFAS 142 or paragraph 26 of SFAS 144 as applicable.

Note (11) Stock Based Compensation Plans, page 46

6.   Please disclose the total intrinsic value of options exercised during the each of the
        years presented. Please also disclose the aggregate intrinsic value of options
        outstanding and options currently exercisable. Refer to paragraphs A240(c)(2)
        and A240(d) of SFAS 123(R).

Note (12) Interest and Other Income, page 49

7.   Please tell us the items and their amounts included in the miscellaneous line item
        in the tabular presentation. Please also tell us why it is appropriate to classify
        each of the items, as well as the insurance recovery, in other income or expense as
        opposed to operating income. Please reclassify items that are related to your
        ongoing major or central operations, such as the gain disclosed in first paragraph
        of Note 3, to operating income.

Exhibits 31.1 and 31.2

8.   Please confirm to us that the inclusion of the titles of your CEO and CFO in the introductory paragraph of the certifications, as well as in the introductory paragraphs of the certifications filed as exhibits to subsequently filed Forms 10-Q, was not intended to limit the capacity in which such individuals provided the certifications. In the future, please eliminate the reference to the titles of the CEO and CFO in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

9.   The certification required by Rule 13a-14(a) or Rule 15d-14(a) should conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K. In this regard, please replace "annual report" with "report" in paragraphs 2, 3 and 4. Please also replace "during the registrant's fourth fiscal quarter" with "during the registrant's most recent quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d).

10.   As you are required to comply with Items 308(a) and 308(b) of Regulation S-K, please refer to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) in the introduction of paragraph 4. Refer to Item 601(b)(31) of Regulation S-K.

Form 10-Q for Quarterly Period Ended December 31, 2006

11.   Please address the comments above in future quarterly reports, as applicable.

Item 4. Controls and Procedures, page 24

12.   We note that you state that your disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Please revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Refer to the definition of disclosure controls and procedures in Rules 13a-15(e) and 15d-15(e) of the Exchange Act.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief